[LETTERHEAD OF LAKELAND INDUSTRIES, INC.]

May 12, 2008

VIA EDGAR SUBMISSION AND FAX TO (202) 772-9218

Angela Crane, Accounting Branch Chief
Julie Sherman, Staff Accountant
Jay Webb, Reviewing Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, DC 20549

Re:	Lakeland Industries, Inc.
Form 10-K for the year ended January 31, 2008
Filed April 14, 2008
File No. 000-15535

Ladies and Gentlemen:

On behalf of Lakeland Industries, Inc. (“Lakeland” or the “Company”), we have set forth below Lakeland’s responses to the comments contained in the comment letter dated, May 7, 2008, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Lakeland’s Annual Report on Form 10-K for the fiscal year ended January 31, 2008, as filed with the Commission on April 14, 2008 (the “Lakeland Form 10-K”).

For the Staff’s convenience and ease of reference, the numbered paragraphs below correspond to the paragraph numbers in the Comment Letter and the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Lakeland Form 10-K.

Form 10-K for the Year Ended January 31, 2008

Financial Statements, page 43

Note 1 – Business and Significant Accounting Policies, page 47

Revenue Recognition, page 47

Securities and Exchange Commission
May 12, 2008

1.
We note from your business overview that your customers include distributors who maintain inventory, several government agencies, as well as end users in the private sector.  In addition, we see that you have several product categories.  Please expand future filings to describe your revenue recognition policy in greater detail. For example to the extent that the policy differs among customer categories make your disclosure product line specific, details should be provided to the extent that policy differs among the various marketing venues used by the Company, and if the policies vary in different parts of the world those differences should be discussed.  Please also provide details of any discounts, return policies, post shipment obligations, customer acceptances, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition.

Response:    Our products generally require no significant post shipment services or obligations, nor do they require customer acceptance. We provide no warranty of any kind, express or implied, and all implied warranties of merchantability and fitness for a particular purpose are hereby disclaimed by us and excluded from any contract.  The Company has had only a very limited amount of quality problems in the past which has resulted in minimal cost.

We will revise our revenue recognition policy in future filings in response to the Staff's comments as follows:

Revenue Recognition

The Company derives its sales primarily from its limited use/disposable protective clothing and secondarily from its sales of  high-end chemical protective suits, fire fighting and heat protective apparel, gloves and arm guards, and reusable woven garments. Sales are recognized when goods are shipped at which time title and the risk of loss passes to the customer.  Sales are reduced for sales returns and allowances. Payment terms are generally net 30 days for United States sales and net 90 days for international sales.

Substantially all the Company’s sales are made through distributors. There are no significant differences across product lines or customers in different geographical areas in the manner in which the Company’s sales are made.

Rebates are offered to a limited number of our distributors, who participate in a rebate program. Rebates are predicated on total sales volume growth over the previous year. The Company accrues for any such anticipated rebates on a pro-rata basis throughout the year.

Securities and Exchange Commission
May 12, 2008

Our sales are generally final; however requests for return of goods can be made and must be received within 90 days from invoice date. No returns will be accepted without a written authorization. Return products may be subject to a restocking charge and must be shipped freight prepaid. Any special made-to-order items are not returnable. Customer returns have historically been insignificant.

Customer pricing is subject to change on a 30-day notice; exceptions based on meeting competitors pricing are considered on a case by case basis.

Note 3. – Property, Plant and Equipment

2.	With regards to your purchase of the Industrial Glove assets of RFB Latex, please respond to the following:

•	Please clarify for us how you accounted for the acquisition of these assets.

•	In addition, please tell us about the $1.5 million purchase option you refer to in your disclosure, how the purchase option relates to the acquisition of the assets, as well as your accounting for it.

•
Lastly, we note your disclosure that you are in the process of setting up a new subsidiary that will consummate the purchase transaction.  Please clarify for us when this acquisition will be complete and how the timing and structure of the deal impacts your accounting.

Response:  In order to clarify the accounting for the asset acquisition, it is helpful to describe the underlying transactions as originally structured, which led to the final purchase.

Our October 31, 2005 Form 10-Q contained the following footnote #14:

Securities and Exchange Commission
May 12, 2008

14. Formation of New Subsidiary

During the quarter ended October 31, 2005, a new subsidiary RFB Lakeland Private LTD. (an Indian Corporation) was formed to execute the supply agreement with RFB Latex Private LTD. dated October 25, 2005, and to exercise the option to buy its industrial glove business for $2.7 million after one year, if certain conditions are met and approved by the Company’s Board of Directors.  The Company’s minimum commitment is approximately $250,000.

Such minimum commitment of $250,000 was deemed to be the cost of such purchase option.

The Company’s Form 10-K for the fiscal year ending January 31, 2008 contained the following passage from Footnote 3:

In November 2006, the Company purchased the Industrial Glove assets of RFB Latex, Ltd. (RFB) of New Delhi, India for a purchase price of approximately $3.4 million, subject to reconciliation of operations over the prior year and an audit.  Such assets consist of long term land leases, buildings and equipment.  This purchase price is in addition to the cumulative outlay of approximately $1.5 million through November 15, 2006 which consists of the cost of the purchase option, inventory, receivables, operating losses to date and working capital. Such additional amount has been charged to expense in Fiscal 2007. The Company is in the process of, subject to Indian law, liquidating its existing subsidiary and setting up a new subsidiary which will consummate the purchase transaction. The Company has purchased the assets in question directly and has hired a new Chief Operating Officer to manage and control the Indian operations. Management has begun shipping gloves to the USA in March 2008.

Management allowed most of this purchase option to lapse, but did partially exercise the option for one parcel of property with equipment for $100,000 paid directly to RFB Latex, Ltd, (“Seller”). The lapsed costs of the purchase option, together with other operating losses sustained in such period were all charged to expense. Such amount totaled $1.5 million.

The purchase of two other buildings with equipment was for $3,300,000. Such purchase price was negotiated directly with the Indian banks holding liens on such property and other judgment creditors and this amount was paid directly to the Indian banks and the Seller’s creditors, in consideration of the release of their liens on these assets. This resulted in a total purchase price of $3,400,000.

Securities and Exchange Commission
May 12, 2008

Therefore, Lakeland India Private Limited acquired the land leases, buildings and glove making equipment of RFB Latex, Inc. on October 5, 2006, subject to post closing adjustments on inventory, receivables and other sundry assets and operating expenses which adjustments were effected on May 3, 2007, wherein Seller and its Shareholders jointly gave back a note to the Company for $450,000 USD, to satisfy their contractual representations and warranties. Based on information available and advice from Indian local counsel, seller is insolvent. Therefore such note has been fully reserved against.

The Company also formed a new corporation in India on February 23, 2007, called Lakeland Gloves and Safety Apparel Private Limited to (i) limit creditors of the Seller from pursuing the Company’s Indian assets, (ii) recognize that the Company would be selling and making note only gloves but safety apparel in the future, and (iii) recognize the losses incurred in the prior years for tax purposes under US and Indian Laws. It is anticipated that the acquisition of the assets by Lakeland Glove and Safety Apparel Private Limited will purchase the assets of Lakeland India Private Limited by late June 2008, once all Indian governmental approvals are obtained. The timing and structure of this transaction will not impact our accounting other than the Indian government extension tax holiday by 16 months measured from the incorporation of Lakeland India Private Limited on October 19, 2005 to the incorporation of Lakeland Gloves and Safety Apparel Private Limited on February 7, 2007.

Item 9A. Controls and Procedures, page 68

3.
Please revise the language in your disclosure concerning changes in your internal control over financial reporting in future filings to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in Item 308(c) of Regulation S-K.

Response: Lakeland acknowledges the Staff’s comment and hereby confirms that, in future filings, it will, consistent with the requirements of Item 308(c) of Regulation S-K, revise the language concerning changes in internal control over financial reporting as follows:

As previously reported, during our fourth fiscal quarter of the fiscal year ended January 31, 2008, our controller of many years has retired. This may have indirectly contributed to the material weakness which resulted from human error. Other than this one change, there were no other changes in our internal control over financial reporting that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Securities and Exchange Commission
May 12, 2008

*   *   *   *   *   *

As requested in the Staff’s comment letter, Lakeland acknowledges that:

•	Lakeland is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Lakeland’s filings; and

•	Lakeland may not assert Staff comments as a defense in any action or proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning these responses, please contact me directly at (631) 981-9700.  In addition, you may direct correspondence to me by facsimile at (631) 981-9751.

Sincerely,

/s/ Gary Pokrassa

Gary Pokrassa
Chief Financial Officer

cc:	Christopher J. Ryan (Lakeland Industries, Inc.)
Andrew J. Vuono, CPA (Holtz Rubenstein Reminick LLP)